UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)
México

(Jurisdiction of incorporation or organization)
Bosque de Alisos No. 47A— 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com
For Immediate Release
ASUR Announces Effects of Adoption of INIF 17
México D.F., August 2, 2010 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced that it has concluded its analysis of the effects of the adoption of Interpretación de Norma de Información Financiera (Interpretation of Financial Reporting Standard, or “INIF”) 17, “Service Concession Contracts”, and that it is presenting its financial results as of and for the six months ending June 30, 2010 to reflect the adoption of INIF 17.1
INIF 17 was issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (Mexican Financial Reporting Standards Board, or “CINIF”) and became effective in 2010. This new standard arises from the need to provide clarification in regards to the accounting treatment to be followed for services concession contracts that are granted in many countries, including Mexico, through which government grant, predominantly to private sector entities, a concession to provide services that are considered public in nature. INIF 17 incorporates into Norma de Informacion Financiera (Financial Reporting Standard, or “NIF”) C-3 the accounting treatment for the present value of the recognition of a long term receivable, and additionally, it modifies NIF D-7 to allow the recognition of executed and approved work to be collected or work to be approved as a non-current asset.
The following are the principal effects of INIF 17 on ASUR’s results of operation and balance sheet:
•	New Category of Revenues and Cost. Under INIF 17, an operator of a service concession that is required to make capital improvements to

1.	Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the six-month period ended June 30, 2010, and the equivalent six-month period ended June 30, 2009. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8441.
ASUR 1H10, Page 1 of 12

concessioned assets, such as ASUR, is deemed to provide construction or upgrade services. As a result, the operator is required to account for the revenues and expenses relating to those services. In ASUR’s case, because ASUR hires a third party to provide construction and upgrade services, the revenues relating to those services are equal to their expenses. Revenues related to construction and upgrade services are presented in a new category of revenues named “Construction services” and expenses related to construction and upgrade services are presented in a new category of expenses called “Costs of construction ”. During the first half of 2010, ASUR recorded Ps. 217.67 million of revenues under the line item “Construction services” and expenses for the same amount under the line item “Costs of construction”.

•	Intangible assets and change in amortization rates. Under INIF 17, all infrastructure to which an operator of a service concession is given access by the grantor of the concession service agreement and the upgrades to that infrastructure made by the operator are recognized as an intangible asset. These assets are amortized over the concession period. As a result, ASUR is required to include all fixed assets under “Airport Concessions, net” and to modify amortization rates in accordance with the remaining period of the concession, using the straight line method, for those fixed assets constructed or acquired in the past. Previously we amortized fixed assets based on the estimated remaining useful life of the particular asset. As of June 30, 2010, these changes resulted in a cumulative net increase in fixed assets (reclassified as “Airport Concessions”) of Ps.692.97 million, an increase in deferred income taxes of Ps.128.18 million, an increase in deferred IETU of Ps. 36.9 million and an increase in stockholders’ equity of Ps.527.89 million pesos. In addition, the changes to amortization principles resulted in a decrease of Ps.132.00 million in depreciation and amortization due to the extention in the useful life of fixed assets.
The adoption of INIF 17 resulted in the following net changes to our income statement for the six-month period ended June 30, 2010 as previously reported:
•	an increase of Ps.217.67 million in revenues, all of which is attributable to a new category of revenues called “Construction Services”;

•	an increase of Ps.217.67 million in operating expenses, all of which is attributable to a new category of expenses called “Cost of Construction Services”;

•	a decrease of Ps.132.00 million in depreciation and amortization;

•	an increase of Ps.19.73 million in deferred income tax and an increase of Ps.9.69 million in deferred IETU; and

•	an increase in net income of Ps.102.58 million during the first half of 2010.
ASUR 1H10, Page 2 of 12

Table I: Summary of Changes to Income Statement (in thousands)

	1H10	1H10
	Before INIF 17	With INIF 17	Ps. Change	% Change
Aeronautical Services	1,227,427	1,227,427	—	0.0
Non-Aeronautical Services	641,977	641,977	—	0.0
Construction Services	—	217,667	217,667	100.0
Total Revenues	1,869,404	2,087,071	217,667	11.6

Cost of Services	405,393	405,393	—	0.0
Administrative	78,590	78,590	—	0.0
Technical Assistance	64,779	64,779	—	0.0
Concession Fees	89,843	89,843	—	0.0
Depreciation and Amortization	310,539	178,534	(132,005)	(42.5)
Cost of Construction Services	—	217,667	217,667	100.0
Total Expenses	949,144	1,034,806	85,662	(9.0)

Deferred Income Tax	18,038	37,768	19,730	109.4
Deferred IETU	2,902	12,593	9,691	333.9

Net Income	672,547	775,131	102,584	15.3
In addition, the adoption of INIF 17 resulted in the following changes to our balance sheet as of June 30, 2010:
•	a net increase of Ps.692.97 million in total assets;

•	a net increase of Ps.165.08 million in total liabilities; and

•	a net increase of Ps.527.89 million in stockholders’ equity.
Table II: Summary of Changes to Balance Sheet (in thousands)

	1H10	1H10
	Before INIF 17	With INIF 17	Ps. Change	% Change
Total current assets	2,024,223	2,024,223	—	0.0
Land, machinery, furniture and equipment not concessioned, net	1,011,269	304,022	(707,247)	(69.9)
Airport concessions, net	7,525,706	14,646,907	7,121,201	94.6
Improvements to concessioned assets, net	3,696,369	—	(3,696,369)	(100.0)
Rights to use airport facilities, net	2,024,615	—	(2,024,615)	(100.0)
Other assets	287,412	287,412	—	0.0
Total assets	16,569,594	17,262,564	692,970	4.2
Current liabilities	568,182	568,182	—	0.0
Long-term and other liabilities	2,221,170	2,386,251	165,081	7.4
Total liabilities	2,789,352	2,954,433	165,081	5.9
Net equity/stockholders’ equity	13,780,242	14,308,131	527,889	3.8
The following is a discussion and analysis of our 1H10 financial results as restated.
ASUR 1H10, Page 3 of 12

Consolidated Results for the First Half of 2010
Total revenues for 1H10 increased year-over-year by 25.50% to Ps.2,087.07 million. This was mainly due to the adoption of INIF 17, which resulted in an increase in revenues from Construction services, as well as the following increases:
•	13.28% in revenues from aeronautical services as a result of the 8.83% increase in passenger traffic during the period;
•	10.78% in revenues from non-aeronautical services, principally as a result of the 10.30% rise in commercial revenues detailed below; and
Commercial revenues for 1H10 rose by 10.30% year-over-year, principally as a result of revenue increases in the following areas:
•	7.02% in duty-free stores;

•	14.74% in food and beverage;

•	11.86% in retail operations;

•	68.88% in banking and currency exchange services;

•	17.16% in car rentals;

•	9.08% in other income; and

•	25.71% in ground transportation services.
These increases were partially offset by revenue declines in the following areas:
•	5.70% in parking lot fees;

•	9.16% in advertising; and

•	23.07% in teleservices.
Total operating costs and expenses for 1H10 rose 15.96%, mainly due to the following increases:
•	45.43% in administrative expenses, principally labor costs, resulting from the reassignment of employees from certain operating areas to corporate, and higher professional fees; and

•	4.88% in cost of services, mainly reflecting higher energy cost and equipment leases. These increases were partially offset by lower labor costs resulting from the reassignment of employees from certain operating areas to corporate;

•	13.26% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	14.26% in concession fees, mainly due to higher revenues; and
In addition, the adoption of INIF 17 resulted in Costs of construction of Ps.217.67 million.
ASUR 1H10, Page 4 of 12

These increases were partially offset by a 43.49% decline in depreciation and amortization resulting from the difference between new investment in fixed assets, improvements made to concession assets and the end of their useful life and a change in amortization rates resulting from the adoption of INIF 17.
Operating margin increased to 50.42% for 1H10, from 46.34% for 1H09. This was mainly the result of a 25.50% increase in revenues.
Net income for 1H10 increased by 65.92% to Ps.775.13 million. Earnings per common share for the period were Ps.2.5838, or earnings per ADS (EPADS) of US$2.0116 (one ADS represents ten series B common shares). This compares with Ps.1.5572, or EPADS of US$1.2124, for the same period last year.
Table III: Summary of Consolidated Results for 1H10 (in thousands)

	1H 09	1H 10%	Change
Total Revenues	1,663,066	2,087,071	25.50
Aeronautical Services	1,083,561	1,227,427	13.28
Non-Aeronautical Services	579,505	641,977	10.78
Commercial Revenues	502,691	554,467	10.30
Construction Services	—	217,667	100.00
Operating Profit	770,717	1,052,265	36.53
Operating Margin (%)	46.34%	50.42%	8.79%
EBITDA[2]	1,086,658	1,230,799	13.26
EBITDA Margin (%)	65.34%	58.97%	-9.75%
Net Income	467,166	775,131	65.92
Earnings per Share (*)	1.5572	2.5838	65.92
Earnings per ADS in USD	1.2124	2.0116	65.92
Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.8441.
Table IV: Commercial Revenues per Passenger for 1H10 (in thousands)

	1H 09	1H10%	Change
Total Passengers *(‘000)	8,368	9,146	9.30
Total Commercial Revenues	502,691	554,467	10.30
Commercial revenues from direct operations (1)	91,235	99,200	8.73
Commercial revenues excluding direct operations	411,456	455,267	10.65

2.	EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.
ASUR 1H10, Page 5 of 12

	1H 09	1H 10%	Change
Total Commercial Revenue per Passenger	60.07	60.62	0.92
Commercial revenue from direct operations per passenger (1)	10.90	10.85	(0.46)
Commercial revenue per passenger (excluding direct operations)	49.17	49.77	1.22

*	For purposes of this table, approximately 129,100 and 179,500 transit and general aviation passengers are included for 1H09 and 1H10, respectively.

(1)	Revenues from direct commercial operations represent only ASUR’s operation of ten convenience stores as well as the direct sale of advertising space by the Company.
Table V: Operating Costs and Expenses for 1H10
(in thousands)

	1H 09	1H 10%	Change
Cost of Services	386,544	405,393	4.88
Administrative	54,039	78,590	45.43
Construction Services	—	217,667	100.00
Technical Assistance	57,193	64,779	13.26
Concession Rights	78,632	89,843	14.26
Depreciation and Amortization	315,941	178,534	(43.49)
TOTAL	892,349	1,034,806	15.96
Tariff Regulation
The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.
ASUR’s regulated revenues for 1H10 were Ps.1,331.62 million, resulting in an annual average tariff per workload unit of Ps.143.81. ASUR’s regulated revenues accounted for approximately 63.80% of total income for the period.
The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.
Balance Sheet
On June 30, 2010, Airport Concessions represented 84.85% of the Company’s total assets, with current assets representing 11.73% and other assets representing 3.42%.
Cash and cash equivalents on June 30, 2010 were Ps.590.69 million, 39.31% below the Ps.973.32 million on June 30, 2009. This was mainly the result of a
ASUR 1H10, Page 6 of 12

Ps.750.00 million cash dividend paid in 2Q10 and principal payments of Ps.309.09 million on bank loans.
Shareholder’s equity at the close of 2Q10 was Ps.14,308.13 million and total liabilities were Ps.2,954.43 million, representing 82.89% and 17.11% of total assets, respectively. Total deferred liabilities represented 77.34% of the Company’s total liabilities.
Total bank debt at June 30, 2010 was Ps.187.60 million, including Ps.5.8 million in accrued interest. During the quarter ASUR made principal payments of Ps.309.09 million in connection with the Ps.750 million three-year credit agreement with a group of three banks.
During August 2009 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 100% of the interest rate exposure under its Ps.750 million credit agreement. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% with each of the three banks, respectively. The cost of the interest rate hedge during the quarter was Ps.1.0 million.
Capital Expenditures
During 1H10, ASUR made investments of Ps.217.67 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.
Accounting Pronouncements
In December 2009, the Mexican Council for the Investigation and Development of Financial Information Norms, or CINIF, issued a series of Financial Reporting Standards (“NIFs”) and Interpretations to the Financial Reporting Standards (“INIFs”) which went into effect for reporting periods starting January 1, 2010, with the exception of INIF 18 which went into effect on December 7, 2009, and NIFs B-5 and B-9, which will become effective from January 1, 2011. ASUR believes that these NIFs and INIFs will not have a significant impact on the Company’s financial information with the exception of INIF 17, which addresses the accounting standards to be applied to concession contracts and whose effects are explained above
All Mexican issuers are required to adopt International Financial Reporting Standards, or IFRS, as their accounting standard, no later than fiscal years beginning on or after January 1, 2012.
ASUR 1H10, Page 7 of 12

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.
Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.
# # # TABLES TO FOLLOW # # #
ASUR 1H10, Page 8 of 12

ASUR
AEROPUERTOS DEL SURESTE

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Balance Sheet as of June 30, 2010 and 2009
Thousands of Mexican pesos

Item	June 2009	June 2010	Variation	%
Assets				
Current Assets				
Cash and Cash Equivalents	973,320	590,693	(382,627)	(39.31)
Trade Receivables, net	152,769	384,615	231,846	151.76
Recoverable Taxes and Other Current Assets	789,887	1,048,915	259,028	32.79
Total Current Assets	**1,915,976**	**2,024,223**	**108,247**	**5.65**
Fixed Assets				
Land, Machinery, Furniture and Equipment Not Concessioned, net	603,898	304,022	(299,876)	(49.66)
Rights to Use Airport Facilities, net	2,090,927	-	(2,090,927)	(100.00)
Improvements to Use Airport Facilities, net	3,096,801	-	(3,096,801)	(100.00)
Construction in Process	552,061	-	(552,061)	(100.00)
Others	30,680	-	(30,680)	(100.00)
Total Fixed Assets	**6,374,367**	**304,022**	**(6,070,345)**	**(95.23)**
Deferred Assets				
Airports Concessions, net	7,730,583	14,646,907	6,916,324	89.47
Deferred Income Taxes	-	-	-	-
Deferred IETU	191,850	188,985	(2,865)	(1.49)
Other	66,451	98,427	31,976	48.12
Total Deferred Assets	**7,988,884**	**14,934,319**	**6,945,435**	**86.94**
Total Assets	**16,279,227**	**17,262,564**	**983,337**	**6.04**
Liabilities and Stockholders' Equity				
Current Liabilities				
Trade Accounts Payable	9,404	20,906	11,502	122.31
Notes Payable	-	-	-	-
Bank Loans	164,957	96,962	(67,995)	(41.22)
Accrued Expenses and Others Payables	179,748	450,314	270,566	150.53
Total Current Liabilities	**354,109**	**568,182**	**214,073**	**60.45**
Long Term Liabilities				
Concession Fee	-	-	-	-
Bank Loans	439,886	90,642	(349,244)	(79.39)
Deferred Income Taxes	1,247,832	1,518,725	270,893	21.71
Deferred Flat Rate Business Tax	691,869	766,401	74,532	10.77
Deferred Employees Profit Sharing	-	-	-	-
Labor Obligations	7,368	10,483	3,115	42.28
Total Long Term Liabilities	**2,386,955**	**2,386,251**	**(704)**	**(0.03)**
Total Liabilities	**2,741,064**	**2,954,433**	**213,369**	**7.78**
Stockholders' Equity				
Capital stock	12,799,204	12,799,204	-	-
Legal Reserve	246,517	287,117	40,600	16.47
Share Repurchase Reserve	-	-	-	-
Net Income for the Period	467,166	775,131	307,965	65.92
Retained Earnings	25,276	446,679	421,403	1,667.21
Total Stockholders' Equity	**13,538,163**	**14,308,131**	**769,968**	**5.69**
Total Liabilities and Stockholders' Equity	**16,279,227**	**17,262,564**	**983,337**	**6.04**

ASUR 1H10, Page 10 of 12

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to June 30, 2010 and 2009

Thousands of Mexican pesos

Item	Cumulative 2009	Cumulative 2010	Variation %	Quarter 2009	Quarter 2010	Variation %
Revenues						
Aeronautical Services	1,083,561	1,227,427	13.28	438,319	587,983	34.14
Non-Aeronautical Services	579,505	641,977	10.78	240,055	310,995	29.55
Construction Services	-	217,667	100.00	-	123,360	100.00
Total Revenues	**1,663,066**	**2,087,071**	**25.50**	**678,374**	**1,022,338**	**50.70**
Operating Expenses						
Cost of Services	386,544	405,393	4.88	196,237	220,921	12.58
Cost of Construction	-	217,667	100.00	-	123,360	100.00
General and Administrative Expenses	54,039	78,590	45.43	26,196	40,082	53.01
Technical Assistance	57,193	64,779	13.26	21,100	29,726	40.88
Concession Fee	78,632	89,843	14.26	33,940	43,454	28.03
Depreciation and Amortization	315,941	178,534	(43.49)	157,617	89,321	(43.33)
Total Operating Expenses	**892,349**	**1,034,806**	**15.96**	**435,090**	**546,864**	**25.69**
Operating Income	**770,717**	**1,052,265**	**36.53**	**243,284**	**475,474**	**95.44**
Comprehensive Financing Cost	21,382	13,432	(37.18)	(15,049)	18,442	(222.55)
Non-Ordinary Item						
Non-Ordinary Item	12,444	676	(94.57)	2,412	670	(72.22)
Income Before Income Taxes	**779,655**	**1,065,021**	**36.60**	**225,823**	**493,246**	**118.42**
Provision for IETU	84,590	5,146	(93.92)	9,004	3,030	(66.35)
Provision for Income Tax	71,272	234,383	228.86	47,564	135,319	184.50
Provision for Asset Tax	18,416	-	(100.00)	8,944	-	(100.00)
Deferred Income Taxes	138,211	37,768	(72.67)	36,803	4,282	(88.37)
Deferred IETU	-	12,593	-	(1,931)	5,931	(407.15)
Net Income for the Year	**467,166**	**775,131**	**65.92**	**125,439**	**344,684**	**174.78**
Earning per share	**1.5572**	**2.5838**	**65.92**	**0.4181**	**1.1489**	**174.78**
Earning per American Depositary Share (in U.S. Dollars)	**1.2124**	**2.0116**	**65.92**	**0.3255**	**0.8945**	**174.78**
Exchange rate per dollar Ps. 12.8441						

ASUR 1H10, Page 11 of 12

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: August 2, 2010